

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 11, 2018

John Adiletta
Chief Executive Officer
EMR Technology Solutions, Inc.
90 Washington Valley Road
Bedminster, NJ 07921

> **Re: EMR Technology Solutions, Inc.**
> **Registration Statement on Form S-1**
> **Filed April 30, 2018**
> **File No. 333-224544**

Dear Mr. Adiletta:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1 filed April 30, 2018

Cover Page

1.   Please revise this section to clarify that the shares publicly sold through this offering will be sold at a fixed price until the shares of common stock are listed on an exchange or quoted on the OTC Bulletin Board. Please make corresponding revisions in the plan of distribution section of the resale prospectus.

Description of Business
Private Placement and Acquisitions, page 18

2.   Your disclosure on page 19 indicates that you completed the acquisition of Digital

Medical Solutions Inc. on March 15, 2017. Please revise the registration statement to include the audited financial statements required by Rules 8-04 and 8-05 of Regulation S-X or explain why you do not believe this is required.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rule 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Jeff Kauten, Attorney-Advisor, at (202) 551-3447, or in his absence, Jan Woo, Legal Branch Chief, at (202) 551-3453, with any questions. If you require further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3730.

Division of Corporation Finance
Office of Information Technologies
and Services